Dewey & LeBoeuf LLP

August 17, 2011

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549
Attention:	John Cash
Accounting Branch Chief

Re:	Desarrolladora Homex, S.A.B. de C.V.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed June 30, 2011
File No. 001-32229

Dear Mr. Cash:

On behalf of Desarrolladora Homex, S.A.B. de C.V. (the “Company”), we respectfully inform you that the Company will not be able to respond to the comment letter dated August 3, 2011 (the “Comment Letter”) from the staff of the Securities and Exchange Commission related to the Company’s Form 20-F for the fiscal year ended December 31, 2010 within the timeframe of 10 business days mentioned in the Comment Letter.  The Company respectfully informs the Staff that it intends to provide a response letter no later than September 16, 2011.

Should you have any questions about this letter, please feel free to contact the undersigned at (212) 259-6888.

Sincerely yours,

/s/ Michael L. Fitzgerald

Michael L. Fitzgerald

cc:	Carlos Moctezuma, Desarrolladora Homex, S.A.B. de C.V.
Javier Romero Castañeda, Desarrolladora Homex, S.A.B. de C.V.
Alejandro Valdez, Mancera, S.C. (a member practice of Ernst & Young Global)